
03022905

BAYFIELD VENTURES CORP.

Financial Statements

April 30, 2003

Index

Balance Sheet

Statement of Operations and Deficit

Statement of Cash Flows

Notes to Financial Statements

Schedule of Deferred Exploration Expenditures

BAYFIELD VENTURES CORP.

Balance Sheet

	April 30, 2003	October 31, 2002
ASSETS		
Current		
Cash	$ 3,630	$ 2,430
Marketable securities	70,300	11,000
Taxes recoverable	1,538	2,736
Prepaid expenses	146	146
	75,614	16,312
Mineral properties (note 4)	65,171	46,291
	$ 140,785	$ 62,603
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 11,426	$ 79,657
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (note 5)	4,342,158	4,229,258
Contributed Surplus	15,510	-
Deficit	(4,228,309)	(4,246,312)
	129,359	(17,054)
	$ 140,785	$ 62,603

Commitments (note 9)

Approved by the Directors:


Jim Pettit


Donald Huston

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statements of Operations and Deficit

	April 30, 2003 (3 months)	April 30, 2002 (3 months)	April 30, 2003 (6 months)	April 30, 2002 (6 months)
Expenses				
Accounting and legal	$ 2,911	$ 2,540	$ 2,911	$ 4,834
Consulting fees	4,110	1,277	6,780	1,598
Interest and bank charges	1,042	116	5,968	200
Management fees	3,500	10,475	9,500	20,913
Office and administration	18,143	6,431	18,205	11,959
Rent	9	2,347	15	4,843
Shareholders' communication and promotion	2,708	4,291	3,209	5,376
Telephone	1	459	2	833
Transfer and filing fees	7,452	6,974	8,961	7,499
Travel	-	235	-	1,096
Operating loss before other items	(39,876)	(35,145)	(55,551)	(59,151)
Other items				
Interest income	16	688	34	1,948
Gain on sale of mineral property option	72,950	-	72,950	-
Gain on sale of marketable securities	-	-	570	-
Net income (loss) for the period	33,090	(34,457)	18,003	(57,203)
Deficit, beginning of period	(4,261,399)	(4,102,135)	(4,246,312)	(4,079,389)
Deficit, end of period	$ (4,228,309)	$ (4,136,592)	$ (4,228,309)	$ (4,136,592)
Income (loss) per share	$ 0.008	$ (0.011)	$ 0.004	$ (0.018)
Weighted average number of common shares outstanding	4,339,414	3,160,574	4,339,414	3,160,574

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statements of Cash Flows

	April 30, 2003 (3 months)	April 30, 2002 (3 months)	April 30, 2003 (6 months)	April 30, 2002 (6 months)
Cash flows from (used in) operating activities				
Income (loss) for the period	33,090	(34,457)	18,003	(57,203)
Items not affecting cash:				
Gain on sale of mineral property option	(72,950)	-	(72,950)	-
Gain on sale of marketable securities	-	-	(570)	-
Stock-Based compensation	15,510	-	15,510	-
Change in non-cash working capital:				
Decrease (increase) in taxes recoverable	2,000	1,447	1,198	(222)
Decrease in prepaid expenses	-	23,248	-	29,338
Increase (decrease) in accounts payable and accrued liabilities	587	(5,474)	(68,231)	(530)
	(21,763)	(15,236)	(107,040)	(28,617)
Cash flows from (used in) investing activities				
Proceeds on sale of marketable securities	-	-	11,570	-
Option payment received	10,000	-	10,000	-
Acquisition of mineral property/recovery	720	-	(26,230)	(10,000)
	10,720	-	(4,660)	(10,000)
Cash flows from financing activities				
Subscriptions received in advance	-	25,000	-	25,000
Common shares issued for cash	7,150	-	113,650	-
Share issuance expenses	-	(625)	(750)	(625)
	7,150	24,375	112,900	24,375
Increase (decrease) in cash	(3,893)	9,139	1,200	(14,242)
Cash, beginning of period	7,523	7,278	2,430	30,659
Cash, end of period	$ 3,630	$ 16,417	$ 3,630	$ 16,417

1. Nature and Continuance of Operations

Effective May 18, 2001, the Company changed its name from Glacier Resources Ltd. to Bayfield Ventures Corp. On the same date, the share capital of the Company was consolidated on a 3:1 basis.

Bayfield Ventures Corp. ("the Company") was incorporated under the laws of British Columbia, Canada, and is in the business of exploration and development of mineral properties. Currently, management of the Company is actively pursuing new business opportunities in the mining sector.

2. Change in Accounting Policies

In fiscal year 2002, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. The adoption of the new standard has no effect on the calculation of the Company's diluted earnings (loss) per share amounts of the current and prior years. Basic and diluted earnings (loss) per share figures were the same.

3. Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Marketable Securities

Marketable securities are valued at the lower of cost and net realizable value.

3. Significant Accounting Policies (continued)

(b) Mineral Properties

The Company records its mineral property interests at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production. Mineral properties, which are sold before that property reaches the production stage, will have all revenues from the sale of the property credited against the cost of the property. Properties, which have reached the production stage, will have a gain or loss calculated based on the portion of the property sold. Management has determined each property to represent a cost centre.

Ownership in mineral interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated the ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Option Agreement

From time to time, the Company may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

(d) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(e) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased. As at April 30, 2003 and October 31, 2002, there were no cash equivalents.

3. Significant Accounting Policies (continued)

(f) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants.* Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(g) Stock Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V"). Effective January 1, 2003, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the use of the fair value-based methodology for measuring compensation costs. The policy has been applied to awards granted on or after the date of adoption. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employee awards.

4. Mineral Properties

The Company's mineral properties include the following acquisition and deferred exploration expenditures:

		April 30, 2003			October 31, 2002
	Acquisition Costs	Deferred Exploration Expenditures	Option Payments Received	Total	Total
Baird Township, Ontario	$ 30,350	$ 2,774	$ (30,350)	$ 2,774	$ 2,774
Gobi Region, Mongolia	43,517	-	-	43,517	43,517
Lac Letendre, Quebec	18,880	-	-	18,880	-
	$ 92,747	$ 2,774	$ (30,350)	$ 65,171	$ 46,291

4. **Mineral Properties** (continued)

(a) Baird Township, Red Lake District, Kenora Mining Division in Ontario

The Company has entered into an option agreement to earn a 100% interest in six mineral claims located in the Baird Township, Province of Ontario. Pursuant to the terms of the agreement, the Company must issue 100,000 of its common shares and make cash payments totalling $70,000 in stages to November 29, 2004.

The optionor will retain a 3% net smelter return royalty. The property is also subject to a 2% net smelter royalty retained by the original optionor.

As at April 30, 2003, the Company has paid $17,350 cash and has issued the 100,000 shares at a value of $13,000.

The Company granted an option to Skyharbour Developments Ltd. to acquire a 51% of its 100% interest in the six Baird Township claims. To earn its interest, Skyharbour is required to issue 100,000 of its common shares to the Company, incur exploration expenditures totalling $250,000 and pay 51% of the remaining cash obligations under the terms of the underlying option agreement. The agreement was amended to a 50% interest and to incur exploration expenditures totalling $190,000 by June 30, 2003. As consideration for these amendments Skyharbour is required to issue 435,000 common shares to the Company.

As at April 30, 2003, the Company received 535,000 shares at a value of $104,300 from Skyharbour Developments Ltd.

The Company and Skyharbour Resources Ltd. granted two options to Placer Dome (CLA) Limited to acquire a 51% interest and an additional 14% interest in their joint 100% interest in the six Baird Township claims. To earn its interest, Placer Dome is required to pay $20,000 ($10,000 to each Company) and incur exploration expenditures totalling $800,000 in stages to March 10, 2005.

As at April 30, 2003, the Company received the $10,000 cash.

(b) Gobi Region, Mongolia

The Company acquired a 100% interest in three Mineral Exploration Licenses (#4563X, #4564X, and #4571X) located in the Gobi Region of South Central Mongolia. The land package consists of 320,070 hectares (approximately 800,000 acres).

In consideration, the Company has agreed to pay to the transferor all costs associated with the granting of the specified licenses to the Company.

As at April 30, 2003, the Company had paid acquisition costs of $43,517.

4. Mineral Properties (continued)

(c) Lac Letendre, Quebec

The Company has acquired through staking a 25,000 acre block within the north-central Cape-Smith/Wakeham volcanic belt, Ungava Peninsula Quebec.

As at April 30, 2003, the Company had paid $18,880 in acquisition costs.

5. Share Capital

(a) Authorized: 100,000,000 common shares without par value

(b) Issued and fully paid:

	April 30, 2003		October 31, 2002	
	Number of Shares	Stated Capital	Number of Shares	Stated Capital
Common Shares				
Balance, beginning of period	3,815,574	$ 4,366,058	3,160,574	$ 4,297,558
Shares issued for cash:				
- pursuant to a private placement at $0.10 per share	1,000,000	100,000	500,000	50,000
- pursuant to exercise of stock options	-	-	150,000	18,000
- pursuant to exercise of warrants	105,000	13,650	-	-
Shares issued for private placement finders' fees	-	-	5,000	500
	4,920,574	4,479,708	3,815,574	4,366,058
Share issue expenses	-	(137,550)	-	(136,800)
Balance, end of period	4,920,574	$4,342,158	3,815,574	$4,229,258

(c) Escrow

At April 30, 2003, 7,407 (October 31, 2002 – 7,407) common shares of the Company were held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

5. Share Capital (continued)

(d) Warrants

As at April 30, 2003, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
1,475,000	$0.13	June 21, 2003
350,000	$0.13	May 2, 2004
100,000	$0.13	May 24, 2004
1,000,000	$0.10	January 30, 2005
2,925,000		

(e) Stock Options

As at April 30, 2003, the Company has granted directors and employees incentive stock options enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
166,057	$0.12	September 24, 2003
40,000	$0.11	May 15, 2004
285,500	$0.21	February 4, 2005
491,557		

6. Income Taxes

The components of the future income tax assets are as follows:

	October 31, 2002
Future tax assets:	
Non-capital loss carry forwards	$ 702,000
Unused cumulative Canadian exploration expenses	281,000
Unused cumulative Canadian development expenses	137,000
Unused cumulative foreign exploration and development expenses	112,000
	1,232,000
Less: valuation allowance	(1,232,000)
Total future income tax assets	$ -

6. Income Taxes (continued)

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The Company has accumulated non-capital losses for income tax purposes of approximately $1,559,000. The losses expire in the following years:

2003	$ 268,000
2004	422,000
2005	221,000
2006	229,000
2007	129,000
2008	131,000
2009	159,000
	$ 1,559,000

The Company's unused Canadian exploration and development expenses totalling approximately $929,000 are also available to reduce Canadian taxable income earned in future years. These unused expenses can be carried forward indefinitely.

7. Non-cash Investing Activities

During the period ended April 30, 2003, the Company entered into the following non-cash transactions:

(a) Received 100,000 common shares from an optionee, at a value of $0.10 per share, as part of the consideration for granting a mineral property option interest (note 4(a))

(b) Received 335,000 common shares from an optionee, at a value of $0.18 per share, as part of the consideration for granting a mineral property option interest (note 4(a))

During the year ended October 31, 2002, the Company entered into the following non-cash transactions:

(c) Received 100,000 common shares from an optionee, at a value of $0.34 per share, as part of the consideration for granting a mineral property option interest (note 4(a))

(d) Issued 5,000 common shares at a value of $0.10 per share in settlement of a finder's fee.

8. Related Party Transactions

The aggregate amount of expenditures made to parties not at arm's length to the Company consist of the following:

Six Months Ended April 30	2003	2002
Consulting fees paid to a director of the company and to a company controlled by a director of the Company.	$ 2,400	$
Management fees paid to a company controlled by a director of the Company	6,000	15,000
	$ 8,400	$ 15,000

Included in accounts payable and accrued liabilities is $Nil (October 31, 2002 - $8,025) owing to a Company controlled by a Director of the Company.

Management is of the opinion that the terms and conditions entered into are consistent with standard business practices.

9. Commitments

(a) The Company has entered into a cost sharing agreement to receive services, including office space, administration, filing and other support services. The agreement, in effect until January 1, 2004, is subject to automatic renewal unless terminated by either party on giving sixty days' notice. To date the agreement remains in good standing.

Current costs for these services totalled $29 (2002 - $4,245) and were based on a 15% administrative fee on reimbursed costs of $193 (2002 - $28,300).

(b) The Company has entered into a management service agreement on August 1, 2002 with a company controlled by a common director. The terms of the agreement require the Company to pay a monthly fee of $2,500 for a period of 12 months unless extended for a longer period by mutual agreement between the parties. Management fees were decreased to $2,000 per month for a three month period commencing November 1, 2002 and to $1,000 per month for March, 2003.

9. Commitments (continued)

(c) The Company has entered into a consulting services agreement on May 1, 2002 with a director. The terms of the agreement require the Company to pay a monthly fee of $1,000 for a period of 12 months unless extended for a longer period by mutual agreement between the parties. Consulting fees were decreased to $800 per month for a three month period commencing November 1, 2002.

10. Financial Instruments

The Company's financial instruments consist of cash, marketable securities, taxes recoverable and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

11. Subsequent Events

(a) Options to acquire up to 151,338 common shares were cancelled.

(b) Options to acquire up to 151,838 common shares at $0.17 per share until May 7, 2005 were granted.

BAYFIELD VENTURES CORP.

Schedule of Deferred Exploration Expenditures
Six Months Ended April 30, 2003 and 2002

		2003		2002
Deferred exploration expenditures, beginning of period	$	2,774	$	-
Accommodation		-		-
Administration services		-		-
Consulting		-		-
Deferred exploration expenditures, end of period	$	2,774	$	-

British Columbia
Securities Commission

QUARTERLY REPORT
FORM 51-901F

ISSUER DETAILS

BAYFIELD VENTURES CORP.
Y M D
[2003][0 4][3 0]

ISSUER'S ADDRESS
Suite #1950 – 777 Dunsmuir Street, P.O. Box 10423, Pacific Centre

---

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.
Vancouver, British Columbia Fax: (604) 687-3119 Telephone: (604) 687-3376
[V 7 Y] [1 K 4]

CONTACT NAME CONTACT'S POSITION CONTACT TELEPHONE NO.
Don Huston President/Director Telephone: (604) 687-3376

CONTACT EMAIL ADDRESS WEBSITE ADDRESS
dhuston@ninetyeight.com www.bayfieldventures.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2003][0 6][1 1] "Jim Pettit"

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2003][0 6][1 1] "Don Huston"



BAYFIELD VENTURES CORP.
APRIL 30, 2003
SCHEDULE "B"

1. (a) The aggregate amount of deferred exploration expenditures made during the current fiscal year-to-date is as follows:

Deferred Exploration Expenditures	***Opening Balance October 31, 2002***	***Baird Township, Ontario***	***Gobi Region, Mongolia***	***Closing Balance April 30, 2003***
Accommodation	$ 128	$ -	$ -	$ 128
Administration and office	55	-	-	55
Consulting	2,400	-	-	2,400
Mileage and gas	65	-	-	65
Reports and maps	126	-	-	126
	$ 2,774	$ -	$ -	2,774
The mineral property options consist of the following:				
Baird Township, Ontario				-
Gobi Region, Mongolia				43,517
Lac Letendre, Quebec				18,880
Total mineral properties				**$ 65,171**

(b) The aggregate amount of expenditures made to non-arm's length parties from the issuer consist of the following:

Consulting fees	**$ 2,400**
Management fees	**$ 6,000**

(c) The amounts in office and administration expense consist of the following:

Administration fees	$ 29
Office	66
Subscriptions, dues and education	2,600
Wages and benefits	15,510
	$ 18,205

(d) The amounts included in shareholders' communication and promotion expense consist of the following:

Advertising and promotion	$ 592
Shareholders' communication	2,617
	$ 3,209

Shareholders' communication consists of expenses paid to clearing houses for mailing in compliance with National Policy 41 and Standard and Poor's publication fees for financial coverage.

2. **(a)** During the quarter ended April 30, 2003, the following common shares were issued:

– 55,000 common shares were issued at $0.13 per share pursuant to the exercise of warrants, for total consideration of $7,150.

(b) During the quarter ended April 30, 2003, the following employee incentive stock options were granted:

DATE	*OPTIONEE*	*# OF OPTIONS GRANTED*	*EXERCISE PRICE*	*EXPIRY DATE*
February 4, 2003	John Foulkes	105,000	$0.21	February 4, 2005
February 4, 2003	Donald Huston	50,000	$0.21	February 4, 2005
February 4, 2003	Jim Pettit	25,000	$0.21	February 4, 2005
February 4, 2003	Nancy Ackerfeldt	22,500	$0.21	February 4, 2005
February 4, 2003	Karin Fredrich	15,000	$0.21	February 4, 2005
February 4, 2003	Shannon May	22,000	$0.21	February 4, 2005
February 4, 2003	Janet Shung	22,000	$0.21	February 4, 2005
February 4, 2003	Lyna Lee	12,000	$0.21	February 4, 2005
February 4, 2003	Andrea Franicevic	12,000	$0.21	February 4, 2005
	TOTAL	285,500		

(c) During the quarter ended April 30, 2003, no share purchase warrants were issued.

3. **(a)** As at April 30, 2003, the share capital consisted of the following:

Authorized: 100,000,000 common shares with no par value

Issued and outstanding:

4,920,574	**$4,342,158**

(b) As at April 30, 2003, director and employee incentive stock options to purchase common shares consisted of the following:

# Shares	Exercise Price	Expiry Date
166,057	$0.12	September 24, 2003
40,000	$0.11	May 15, 2004
285,500	$0.21	February 4, 2005
491,557		

As at April 30, 2003, the outstanding share purchase warrants consisted of the following:

# Warrants	Exercise Price	Expiry Date
1,475,000	$0.13	June 21, 2003
350,000	$0.13	May 2, 2004
100,000	$0.13	May 24, 2004
1,000,000	$0.10	January 30, 2005
2,925,000		

(c) There were 7,407 common shares held in escrow at April 30, 2003.

(d) Directors as at April 30, 2003 were as follows:

Robert Paul
Jim Pettit
Don Huston

Officers as at April 30, 2003 were as follows:

Don Huston - President
Nancy Ackerfeldt - Secretary

BAYFIELD VENTURES CORP.
MANAGEMENT DISCUSSION – SCHEDULE "C"
APRIL 30, 2003

Nature of Business

The Company is primarily a junior exploration company with no revenues from mineral producing operations. Activities include the process of exploring its mineral properties, reviewing and subsequently acquiring potential new mineral properties and conducting exploration programs to determine whether these properties contain ore reserves that are economically recoverable. Recoverability of the amounts shown for mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property, and upon future profitable production.

Significant Events

Baird Township, Red Lake District, Kenora Mining Division of Ontario

Bayfield Ventures Corp. has entered into an option agreement to earn a 100% interest in six mineral claim units located in the Baird Township, Red Lake District, Kenora Mining Division of Ontario. As consideration, the Company is required to issue 100,000 of its common shares (issued), make cash payments totaling $70,000 to December 15, 2004 ($17,350 paid) and continue in accordance with the terms contained in the underlying option agreement.

Baird Township, Ontario – 51 % Option Granted to Skyharbour Resources Ltd. – Amended to 50%

The Company granted a 51% interest in the Baird Township property to Skyharbour Resources Ltd. as per agreement dated May 14, 2002. To earn its 51% interest, Skyharbour is required to spend $250,000 before December 31, 2002 and assume 51% of the remaining cash payments required to be paid pursuant to an underlying option agreement.

On February 20, 2003, the Company and Skyharbour Resources Ltd. reported that they had amended the terms of their Option Agreement dated May 14, 2002.

Pursuant to the terms of the Option Agreement Skyharbour was to have completed a $250,000 work program on the Baird Township claims by December 31, 2002. This requirement was subsequently extended to June 30, 2003. As of February 20, 2003, Skyharbour has completed $190,000 of the required $250,000 work commitment. The parties have agreed to further amend the Option Agreement to the extent that Skyharbour will satisfy the balance of the work commitment due to be made on the Baird claims by issuing to Bayfield a total of 335,000 shares at a deemed price of $0.18 per share, being the ten day trading average of the Skyharbour shares as traded on the TSX Venture Exchange. Following the issuance of the 335,000 shares, Skyharbour will be vested with a 50% interest and Bayfield a 50% interest in the Baird claims. TSX Venture Exchange approval was received on March 21, 2003.

Baird Township, Ontario – 51 % Option Granted to Placer Dome (CLA) Ltd.

On March 10, 2003, Skyharbour Resources Ltd (50%) and the Company (50%) signed a Letter Agreement with Placer Dome (CLA) Limited, a subsidiary of Placer Dome Inc., whereby Placer Dome can earn a 51% interest in the Baird Township, Ontario property by spending $800,000 in exploration expenditures on the property over a two-year period, including $400,000 during the first year. $300,000 of the first year commitment is firm. Skyharbour will remain the operator during the earn-in period. The exploration will be carried out with the guidance and assistance of Placer Dome, which operates the high-grade Campbell gold mine in Red Lake. Upon completion of the Placer Dome earn-in, Placer will have 60 days to elect to participate in a 51%/49% joint venture, with Placer Dome as the operator. For a three year period following the formation of the 51%/49% joint venture, Placer Dome will have the right to increase its interest to 65% by electing to complete a feasibility study. Should either party elect not to participate in an approved program following the formation of the joint venture, the interest of the non-participating party will be subject to dilution based on a standard formula. Should either party dilute to a 10% interest, its interest will automatically convert to a 1% (NSR), 0.5% as to Skyharbour and 0.5% as to Bayfield, half of which can be purchased at any time for $1-million. TSX Venture Exchange approval was received on March 21, 2003.

On April 23, 2003, commencement of drilling on the Baird Property was announced. The primary focus of the Phase 2 drill program is infill drilling and expansion of the North and South deformation (shear) zones as defined by our Phase 1 drilling in 2002. The North and South deformation zones transect the property E-W and may extend onto the Goldcorp Parvus Property adjoining to the East and the Placer Dome Humlin Property adjoining to the West.

Previous drilling on the Baird property has intersected significant uncut gold grades of 5.53 oz./T across 4 feet, 0.61 oz./T across 6 feet, and numerous additional intersections of between 2 and 6 feet of over 0.30 oz. /T gold. A total of **9,000 feet** of drilling is planned, including a number of holes planned to extend below the depths of previous drilling to test the deeper portions of the gold bearing deformation zones on the property.

Appointments and Resignations

Mr. Robert Paul resigned as President of the Company effective February 4, 2003. Mr. Paul will remain a Director of the Company.

Mr. John Foulkes was appointed as President and a Director of the Company for the period February 4, 2003 to April 1, 2003. Mr. Donald Huston was appointed as President effective April 1, 2003.

Incentive Stock Options

On February 4, 2003, the Company granted incentive stock options to certain of its directors and employees to purchase 285,500 shares of the Company at a purchase price of $0.21 per share until February 4, 2005. TSX Venture acceptance was received on February 19, 2003.

BAYFIELD VENTURES CORP.
MANAGEMENT DISCUSSION – SCHEDULE "C"
APRIL 30, 2003

Results of Operation

For the six months ended April 30, 2003, the Company had a net income of $18,003 and total expenses of $55,551 as compared to a net loss of $57,203 and total expenses of $59,151 for the six months ended April 30, 2002. The $72,950 gain on sale of mineral property option in the current period resulted in the significant increase. Expenses decreased $3,600 or approximately 6% in the current period. The Company received 100,000 shares and 335,000 shares from Skyharbour Resources Ltd. (SYH) at a deemed value of $10,000 and $60,300 respectively.

Liquidity and Capital Resources

Working capital at April 30, 2003 was $64,188 compared to a working capital deficiency of ($63,345) at October 31, 2002. Cash at October 31, 2002 was $2,430. Cash in the amount of $113,650 was received from a private placement and the exercise of warrants, $11,570 from proceeds on the sale of 100,000 Skyharbour Resources Ltd. shares and $10,000 from the sale of a mineral property option. As a result of expenditures incurred during the current period for general business expenses; $18,880 for acquisition costs relating to the Lac Letendre, Quebec property; $7,350 towards the Baird Township, Ontario acquisition costs and $68,231 to reduce accounts payable, the Company's cash position at April 30, 2003 was $3,630.

Investor Relations

The amounts in shareholders' communication and promotion are comprised of promotional expenses of the Company and do not relate to investor relation activities. The Directors and Officers of the Company participate in a limited investor relation program that is primarily informing shareholders of the activities of the Company. The Company has no arrangements for external promotional activities.

Subsequent Events

Incentive Stock Options

On May 7, 2003, the Company announced the cancellation of 151,338 incentive stock options. The Company also announced the granting of incentive stock options to purchase up to an aggregate of 151,838 shares of the Company at a purchase price of $0.17 per share for a period of two years.

Baird Property Drilling Program

The Company and Skyharbour Resources Ltd. announced on May 27, 2003 the completion of the Phase 2 diamond drill program on the Baird Property, situated in Red Lake, Northwest Ontario. Nine holes were drilled in the initial phase for a total of 3,000 meters.

Skyharbour is now completing the logging and sampling of the cores, under the direct supervision of Mr. David Busch, P. Geo, (qualified person). All samples are being analyzed by TSL Laboratories in Saskatoon, Sask. Assay results will be released by the Company upon receipt of all analytical data from the 9 holes drilled.